Mail Stop 7010

								March 7, 2006

Mr. David A. Owen
Chief Financial Officer
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, NJ  07073

	RE:  	The Alpine Group, Inc.
		Form 8-K Item 4.01
		Filed March 6, 2006
		Form 10-Q/A for the Quarter Ended September 30, 2005
		Filed December 7, 2005
		File # 000-02249

Dear Mr. Owen:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. In consideration that you have not filed your Form 10-K for the year ended December 31, 2005 as of yet, please submit an amended
Item 4.01 8-K once Deloitte & Touche is not effectively your auditors. Please include an updated Exhibit 16 in the Form 8-K.

2. We note that under Item 4. Controls and Procedures, on page
23
of your amended Form 10-Q for the quarterly period ended
September
30, 2005, that your certifying officers concluded your disclosure controls and procedures are effective "except as set forth below."
Please amend the quarterly report to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures. It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations. You must clearly state whether or not the disclosure controls and procedures are effective. Also, disclose the reasons why the controls and procedures are not effective.

*  *  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
??

??

??

??

Mr. David A. Owen
The Alpine Group, Inc.
March 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE